UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-35165

BRAINSWAY LTD.

(Translation of registrant's name into English)

16 Hartum Street RAD Tower, 14th Floor

Har HaHotzvim

Jerusalem, 9777516, Israel

(+972-2) 582-4030

(Address and telephone number of Registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333- 230979) and the Company's Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 22, 2024 (Registration No. 333-280934) and on April 22, 2025 (Registration No. 333-286672).

CONTENTS

Results of Annual Shareholder Meeting

At the Annual General Meeting of Shareholders of BrainsWay Ltd. (the “Company”) held on September 11, 2025, a quorum of votes being duly represented, all proposed resolutions were approved by the respective required majority of the shareholders. Below are the proposals which were adopted, as well as the respective share of support each resolution received:

1.	(1) To appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year 2025 and for an additional period until the next annual general meeting and to authorize the Board of Directors to determine their compensation for the year.

Votes in Favor	Votes Against	Abstentions
19,439,247	3,274	163,044

(2) To approve the election or re-election of the following:

(a) Mr. Ami Boehm as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
19,237,930	197,327	170,308

(b) Dr. David Zacut as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
19,068,147	373,014	162,968

(c) Ms. Eti Mitrany as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
19,164,813	275,464	164,852

(d) Ms. Karen Sarid as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
19,165,697	275,464	163,968

(e) Prof. Avraham Zangen as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
19,070,493	370,668	163,968

(f) Mr. Avner Lushi as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
19,126,386	313,731	165,012

(g) Mr. Jonathan Shulkin as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
19,246,402	195,195	163,968

(5) to approve the update in compensation and the grant of equity compensation to Mr. Hadar Levy, the Company’s Chief Executive Officer, on the terms described in the Proxy Statement, and to determine that it is for the benefit of the Company.

Votes in Favor (excluding shareholders indicating personal interest, if any)	Votes Against	Abstentions
19,381,439	53,206	170,920

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2025	BRAINSWAY LTD. By: /s/ Ami Boehm —————————————— Ami Boehm, Chairman of the Board of Directors